February 2, 2007

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Dear Mr. Gordon:

On behalf of inVentiv Health, Inc. (the "Company"), we are providing the following responses to the comments set forth in the supplemental comment letter of the staff of the Securities and Exchange Commission dated January 31, 2007 relating to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described herein are based upon information provided to us by the Company.

General

1.	In your next response please provide us with the acknowledgments that are requested at the end of our letter.

A document executed by the Company setting forth the requested acknowledgments is also being filed concurrently with this filing.

Form 10-Q for the quarter ended September 30, 2006

Note 13 - Commitments and Contingencies

2.
In Note 9, you disclose that you adjusted goodwill in an amount of $5 million to reduce a $7.5 million liability of inChord that was recorded prior to the acquisition related to a special bonus arrangement. You also disclose in Note 13 that, based on performance thresholds, you may be required to record an additional $7.5 million as a liability. Please tell us how you intend to account for the additional $7.5 million, if the performance thresholds are met. Please also tell us the accounting guidance that you relied upon to determine the appropriate accounting treatment.

With regard to the special bonus arrangement, the Company intends to expense any additional amounts (up to $7.5 million) to the Company's consolidated statement of operations (allocated between of Cost of Services and SG&A) and accrue a liability to Other Liabilities in the Company’s consolidated balance sheet in the period when it becomes probable that the additional thresholds will be met and the amounts are reasonably estimable. In determining the appropriate accounting treatment, the Company utilized Statement of Financial Accounting Standard (“SFAS”) No. 141 Business Combinations: Paragraph 41, which states:

After the end of the "allocation period," an adjustment that results from a pre-acquisition contingency other than a loss carryforward shall be included in the determination of net income in the period in which the adjustment is determined.

The Company also utilized SFAS No. 5, Accounting for Contingencies: Paragraph 8, which states:

            An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.  It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated.

The Company intends to record any additional estimable special bonus (up to $7.5 million) to the Company's consolidated statement of operations in the period when it becomes probable that the additional thresholds will be met.

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If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Very truly yours,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt